SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Notice to Shareholders Communication on the capital increase approved by GOL’s Board of Directors, pursuant to Annex 30-XXXII of CVM Instruction 480 (Anexo 30-XXXII da Instrução CVM 480)

São Paulo, April 7, 2022 - Communication on the partial ratification of the capital increase, pursuant to Annex 30-XXXII of CVM Instruction 480 (Anexo 30-XXXII da Instrução CVM 480) - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest domestic airline, pursuant to Article 30, item XXXII of the CVM Instruction No. 480, of December 7, 2009, as amended (“ICVM 480”), and guidelines provided in the Official Circular Letter/Anual-2022-CVM/SEP, released on February 24, 2022, by means of its Management hereby publicly informs its shareholders, in furtherance of the information disclosed to shareholders on April 7, 2022, in connection with the Company’s capital increase approved by its Board of Directors on April 7, 2022 (“Capital Increase”), that following the conclusion of the term for the exercise of subscription rights by eligible shareholders, 22,230,606 registered, book-entry preferred shares with no par value were subscribed and paid in, in the total amount of R$ 948,579,958.02, provided that R$ 1.00 (one Brazilian Real) will be allocated to the Company's capital stock and the remaining amount will be fully allocated to the Company’s capital reserve.

As a result, the Company’s capital stock increases to R$ 4,197,301,073.60, divided into 3.200.350.715 shares, of which 2,863,682,710 are common shares and 336,668,005 are preferred shares.

More information on the Capital Increase is available on the CVM (http://www.cvm.gov.br/) and B3 (http://www.b3.com.br/pt_br) websites, or on GOL's investor relations website (http://ri.voegol.com.br), or by reaching out to the contacts below:

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has alliances with American Airlines and Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15,000 highly qualified airline professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 127 Boeing 737 aircraft. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

1	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer